As filed with the Securities and Exchange Commission on March 10, 2009.

SEC File No. 812-13541

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

In the Matter of

     DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND INC.
DIMENSIONAL INVESTMENT GROUP INC.
THE DFA INVESTMENT TRUST COMPANY
and
DIMENSIONAL FUND ADVISORS LP

     SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER
UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940, AS AMENDED (THE “ACT”), GRANTING AN EXEMPTION FROM
SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, AND UNDER SECTIONS 6(c)
AND 17(b) OF THE ACT, GRANTING AN EXEMPTION FROM SECTION 17(a)
OF THE ACT

Please send all communications relating to this amended and restated Application to:

Catherine L. Newell, Esq. Vice President and Secretary Dimensional Fund Advisors LP 6300 Bee Cave Road Building One Austin, TX 78746 catherine.newell@dfafunds.com with copies to:

Mark A. Sheehan, Esq. Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 MSheehan@Stradley.com

This Application (including exhibits) consists of 33 pages.
The exhibit index appears on page 29.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF	: SECOND AMENDED AND : RESTATED APPLICATION FOR AN
DFA INVESTMENT DIMENSIONS GROUP INC. DIMENSIONAL EMERGING MARKETS VALUE FUND INC. DIMENSIONAL INVESTMENT GROUP INC. THE DFA INVESTMENT TRUST COMPANY

: ORDER UNDER SECTION 12(d)(1)(J)
: OF THE INVESTMENT COMPANY
: ACT OF 1940, AS AMENDED (THE
: “ACT”), GRANTING AN
: EXEMPTION FROM SECTIONS
: 12(d)(1)(A) AND (B) OF THE ACT,
: AND UNDER SECTIONS 6(c) AND
: 17(b) OF THE ACT, GRANTING AN
: EXEMPTION FROM SECTION 17(a)

and	: OF THE ACT :
DIMENSIONAL FUND ADVISORS LP	: :
6300 Bee Cave Road Building One Austin, TX 78746	: : : : : :
Investment Company Act of 1940 File No. 812-13541	:

I. SUMMARY OF REQUESTED RELIEF

     DFA Investment Dimensions Group Inc. (“DFAIDG”), Dimensional Emerging Markets Value Fund Inc. (“DEM”), Dimensional Investment Group Inc. (“DIG”), and The DFA Investment Trust Company (“DFAITC,” and together with DFAIDG, DEM, and DIG, each a “Trust,” and together, the “Trusts”) and Dimensional Fund Advisors LP

Page 2 of 33 Pages

(the “Advisor”1) (the Trusts and the Advisor together are the “Applicants”) submit this second amended and restated application (the “Application”) to the U. S. Securities and Exchange Commission (the “Commission” or the “SEC”) requesting an order under Section 12(d)(l)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act, exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants request the exemptions to permit registered management investment companies and unit investment trusts registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the Act, as the Trusts (such management investment companies are referred to herein as “Investing Management Companies”; such unit investment trusts are referred to herein as “Investing Trusts”; and Investing Management Companies and Investing Trusts are collectively referred to herein as “Funds of Funds”), to acquire shares in series of the Trusts (each a “Fund,” and collectively the “Funds”) in excess of the limits in Section 12(d)(1)(A) of the Act, and to permit a Fund, any principal underwriter for a Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of a Fund to a Fund of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each open-end management investment company or unit investment trust registered under the Act that currently or

1	All references to the term “Advisor” herein include successors-in-interest to the Advisor. Successors- in-interest are limited to any entity resulting from a reorganization of the Advisor into another jurisdiction or a change in the type of business organization.

Page 3 of 33 Pages

subsequently is part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the Act, as the Trusts and is advised or sponsored by the Advisor or any entity controlling, controlled by, or under common control with the Advisor (such open-end management investment companies are referred to herein as “Open-end Funds”; such unit investment trusts are referred to herein as “UIT Funds”; and both Open-end Funds and UIT Funds are included in the term “Funds”); (2) each Fund of Funds that enters into a Participation Agreement with a Fund, as described below, to purchase shares of the Funds; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund.

     Applicants are requesting an order under Section 12(d)(l)(J) of the Act exempting certain transactions involving the Trusts from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Trusts from Section 17(a) of the Act. The requested exemption would permit the Funds of Funds to acquire shares in the Funds beyond the limitations in Section 12(d)(1)(A), and the Funds, and any principal underwriter for a Fund and any Broker to sell shares of the Funds to a Fund of Funds beyond the limitations in Section 12(d)(1)(B). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit a Fund to sell its shares to and redeem its shares from a Fund of Funds when the Fund is an affiliated person, or an affiliated person of an affiliated person, of the Fund of Funds.

    All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the

Page 4 of 33 Pages

terms and conditions of the Application. A Fund of Funds may rely on the requested order only to invest in the Funds and not in any other registered investment company.

II. ORGANIZATION, STRUCTURE, AND OPERATION OF THE
APPLICANTS

A. The Trusts and the Funds

     Each of DFAIDG, DEM, DIG, and DFAITC is registered with the Commission pursuant to the Act as an open-end management investment company. Each of DFAIDG, DEM, and DIG is organized as a Maryland corporation. DFAITC is organized as a Delaware statutory trust. The shares of DFAIDG and DIG also are registered pursuant to the Securities Act of 1933, as amended (the “1933 Act”). The shares of DEM and DFAITC, however, are not registered under the 1933 Act, and the shares of these two investment companies are sold exclusively to accredited investors in transactions exempt from registration pursuant to Regulation D under the 1933 Act. The Funds are separate investment portfolios of the Trusts and pursue distinct investment objectives and strategies.

     Certain Funds that are series of DFAIDG or DIG currently pursue, or may in the future pursue, their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act whereby each such Fund invests in DEM or in a specific series of DFAITC. A Fund of Funds may not invest in a Fund that serves as a feeder Fund unless the feeder Fund is part of the same group of investment companies as its corresponding master fund.

Page 5 of 33 Pages

B. The Investment Advisor

     Dimensional Fund Advisors LP is a Delaware limited partnership, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Under the terms of the Advisor’s investment advisory and investment management agreements with the Trusts, the Advisor serves as the investment advisor to DEM, DFAITC, and to those Funds that are series of DFAIDG and DIG that invest directly in securities (i.e., those Funds that are not feeder funds in a master-feeder structure). Each such Fund is obligated to pay the Advisor an investment advisory or investment management fee based on a percentage of the assets of the Fund. In the case of those Funds that are feeder funds, there is no investment advisory or investment management fee payable to the Advisor. The Advisor oversees the daily operations of all of the Funds, and receives a fee for providing administrative services to the Funds. The Advisor is an affiliated person of the Trusts, within the meaning of Section 2(a)(3) of the Act.

C. The Funds of Funds

     As defined earlier, the Funds of Funds will be registered management investment companies or unit investment trusts that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the Act, as the Trusts. As such, the Funds of Funds exclude registered management investment companies that in the future may be part of the same “group of investment companies,” within the meaning of Section 12(d)(l)(G)(ii) of the Act, as the Trusts. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and registered as an investment adviser under the Advisers Act

Page 6 of 33 Pages

(“Fund of Funds Adviser”). A Fund of Funds Adviser may contract with an investment adviser that meets the definition of Section 2(a)(20)(B) of the Act (a “Subadviser”). Any Subadviser will be registered as an investment adviser under the Advisers Act.

D. Proposed Transactions

     Applicants propose allowing the Funds of Funds to invest in the Funds without limitation by the restrictions of Sections 12(d)(1)(A) and (B) of the Act. Applicants also propose that the Funds of Funds be permitted to effect transactions in shares of the Funds that would otherwise be prohibited by Section 17(a) of the Act. The Funds will offer Funds of Funds simple and efficient investment vehicles to achieve the Funds of Funds’ asset allocation or diversification objectives. The Funds also provide high quality, professional investment program alternatives to Funds of Funds that do not have sufficient assets to operate comparable funds. Applicants will take steps to ensure that the Funds of Funds comply with any terms and conditions applicable to the requested relief by requiring that a Fund of Funds enter into a participation agreement between a Trust, on behalf of the relevant Funds, and the Funds of Funds (“Participation Agreement”), as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). Any Fund of Funds that invests in a Fund would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Fund of Funds that it may rely on the requested order only to invest in the Funds and not in series of any other registered investment company.

Page 7 of 33 Pages

III. LEGAL ANALYSIS

A. Section 12(d)(1) of the Act

1. Applicable Law

     Section 12(d)(1)(A) of the Act prohibits, in relevant part, an investment company from acquiring shares of a registered investment company if the investment represents more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

     Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(l)(J) indicates that when granting relief under Section 12(d)(l)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of

Page 8 of 33 Pages

the Act’s restrictions against investment companies investing in other investment companies are not repeated.”2

2. Basis for Relief Pursuant to Section 12(d)(l)(J)

     Applicants agree to conditions, described at length herein, that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B). As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive manner.”3

     Congress intended that the restrictions in Sections 12(d)(1)(A) and (B) of the Act address certain abuses perceived to be associated with the pyramiding of investment companies, including: (i) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); (ii) diversification without any clear benefit; (iii) undue influence by a fund holding company over its underlying funds; (iv) the threat of large scale redemptions of the securities of the underlying investment companies; and (v) unnecessary complexity.4 Applicants believe that the terms and conditions of this Application appropriately address the concerns that underlie Sections 12(d)(1)(A) and (B).

2	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

3	Id. at 43-44.

4	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (“PPI Report”).

Page 9 of 33 Pages

i. Duplicative Fees and Expenses

     The PPI Report found that all fund holding companies subject their investors to two layers of advisory fees.5 The PPI Report also found that investors in load funds, including fund holding companies, must pay a sales charge, and that investors in a fund holding company are in turn subjected to a second layer of sales charges on their purchases of shares of the fund holding company.

     Thus, the PPI Report found that layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund.6 In order to address this concern, applicants propose several safeguards. As indicated in condition 11, with respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD, if any, will only be charged at the Fund of Funds level or at the Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct Rules.

     To the extent a Fund of Funds is used as an underlying investment for a variable insurance contract and is purchased by a separate account, the variable insurance contract holders will generally indirectly bear management fees and other expenses of the Fund of Funds and the Funds. In addition, contract holders will generally be charged fees under the variable insurance contract at the separate account level, which will generally include

5	Id. at 318.

6	Id. at 319-20.

Page 10 of 33 Pages

a portion covering administrative expenses, just as the contract holder would be charged if any other underlying fund were chosen. The administrative portion of the variable insurance contract’s fees is generally designed to reimburse the life insurance company for maintaining variable insurance contract and participant level records and reporting, including tax reporting, customer services (including executing and tracking transfers and exchanges for the variable insurance contracts) and compliance with applicable insurance laws and regulations in all states, as well as federal securities and tax laws and regulations. Generally, these services directly affect variable insurance contract holders and, as such, are distinct from any fund administration charges at the Fund of Funds and Fund levels.

     A Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a registered separate account will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

ii. Diversification

     The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”7 Applicants submit that investment company shareholders can benefit realistically from asset allocations that allow investing in other investment

7 Id. at 320.

Page 11 of 33 Pages

companies, such as the Funds, which include both broad-based investment portfolios as well as more-narrowly tailored portfolios focusing on discrete market sectors. The PPI Report does not reflect the development of asset allocation funds, and it does not reflect current investing approaches to constructing personal investment portfolios consisting of several types of mutual funds.

iii. Undue Influence

      Pyramiding of control is another potential abuse of fund holding company structures discussed in the PPI Report. The PPI Report expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur.

     Condition 1 contains measures designed to limit the control that a Fund of Funds may have over a Fund. Condition 1 prohibits the Fund of Funds Adviser or Investing Trust sponsor (“Sponsor”), any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser or Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor (“Fund of Funds Advisory Group”) from controlling (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to the Subadviser, any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would

Page 12 of 33 Pages

be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (“Subadviser Group”).

     In addition, Condition 2 addresses concerns about the potential influence that a Fund of Funds, or a Fund of Funds Affiliate, might have over services or transactions between a Fund of Funds Affiliate and a Fund or a Fund Affiliate. For purposes of this Application, as addressed later in Condition 2, a “Fund of Funds Affiliate” is defined as a Fund of Funds Adviser, Subadviser, a Sponsor, a promoter, or a principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment adviser, sponsor, promoter, or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.

     The Commission historically has raised concerns about potential conflicts of interest inherent in the fund holding company structure. Conditions 2 through 7 were specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, as addressed later in Conditions 5, 6 and 7, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Subadviser, Sponsor, or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Subadviser, Sponsor, or employee is an affiliated person. An Underwriting Affiliate does

Page 13 of 33 Pages

not include any person whose relationship to a Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

iv. Threat of Large-Scale Redemptions

     The PPI Report expresses concern about the impact that the threat of large-scale redemptions may have on the orderly management of an underlying fund. Applicants submit that it is in the best interests of a Fund of Funds to avoid placing the Funds’ portfolio management in a disadvantageous position. Moreover, the Funds understand the implications of investments by a Fund of Funds, including any potential for large-scale redemptions. As a final note, the prospectus of each series of the Trust discloses that a Fund may choose to reject a purchase order, at the discretion of the Fund.

v. Complex Structures

     Finally, the PPI Report expresses concern that the popularity of funds of funds could lead to the creation of more complex vehicles that would not serve any meaningful purpose.8 In the case of those Funds that operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder Fund investing in a master fund). However, Applicants do not believe this will result in an overly complex structure. The master-feeder arrangement, while offering some tax and accounting benefits to shareholders, is for all other purposes entirely transparent. For any investor, whether a Fund of Funds or any other investor, an

8 Id. at 321.

Page 14 of 33 Pages

investment in a Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in a Fund that does not use a master-feeder arrangement (i.e., a Fund that invests directly in portfolio securities). In addition, Condition 12 was designed to address concerns over meaninglessly complex arrangements.

B. Sections 17(a) and 17(b) and Section 6(c) of the Act

     The Applicants also request that the Commission issue an order pursuant to Section 17(b) of the Act exempting them from the provisions of Section 17(a) of the Act to the extent necessary to permit the proposed investments by Funds of Funds in shares of the Funds.9

1. Applicable Law

     Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

    Section 2(a)(3) of the Act defines the term “affiliated person” of another person,in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such   other person; [and] (B) any person 5 per centum or more of whose

[9]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of a Fund, or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement will also include this acknowledgement.

Page 15 of 33 Pages

outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person … .

       Because a Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of a Fund, the Fund could be deemed to be an affiliated person of the Fund of Funds, and vice versa. If categorized in this manner, the sale of shares by a Fund to a Fund of Funds or the redemption of shares by a Fund from a Fund of Funds may be deemed to contravene Section 17(a) due to the affiliated status of these participants to such a transaction.

     Section 17(b) of the Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and

(3)	the proposed transaction is consistent with the general purposes of the Act.

     Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund and a Fund of Funds, and because the SEC may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of

Page 16 of 33 Pages

transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions when a Fund is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds.

2. Basis for a Section 17(b) Order and a Section 6(c) Order

     Applicants submit that the terms of the sale of shares by a Fund to a Fund of Funds, and the purchase of the shares by a Fund from a Fund of Funds through redemptions, including the consideration to be paid or received, are reasonable and fair, and do not involve overreaching. Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of the series of the Trusts will be issued and redeemed at their net asset values as required by Rule 22c-1 under the Act. Any Fund of Funds that purchases or redeems shares of a Fund through transactions directly with the Fund will do so at net asset value per share, which is the same consideration paid and received for these shares by any other investor purchasing or redeeming such shares in principal transactions. Further, no Fund of Funds is compelled to invest in a Fund; each series of the Trusts reserves the right to reject any purchase order or discontinue selling its shares. Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

Applicants also submit that the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds. As noted above, shares of series of the

Page 17 of 33 Pages

Trusts will be issued and redeemed by a Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor. Further, any investment by a Fund of Funds in shares of the Funds and the issuance of shares by a Fund to a Fund of Funds will be effected in accordance with the investment restrictions of the Fund and the Fund of Funds, and will be consistent with the investment objectives and policies of each Fund of Funds. The Participation Agreement will require any Fund of Funds that purchases shares from a Fund to represent that the purchase of shares from the Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement.

     Finally, in light of the above, Applicants submit that the proposed transactions are appropriate in the public interest, consistent with the protection of investors, and consistent with the policies and provisions of the Act.

IV. PRECEDENT

     The Commission has previously granted exemptive orders to other applicants who sought relief for similar fund of funds structures and investments, and whose request for relief included conditions substantially similar to those included in this Application. See, e.g., Goldman Sachs Trust, et al., File No. 812-13456, Investment Company Act Release Nos. 28347 (July 31, 2008) (notice) and 28366 (Aug. 26, 2008) (order); The RBB Fund, Inc. and Abundance Technologies, Inc., File No. 812-13496, Investment Company Act Release Nos. 28260 (Apr. 30, 2008) (notice) and 28288 (May 28, 2008) (order); Fidelity Rutland Square Trust, et al., File No. 812-13476, Investment Company Act Release Nos.

Page 18 of 33 Pages

28259 (Apr. 30, 2008) (notice) and 28287 (May 28, 2008) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, File No. 812-13436, Investment Company Act Release Nos. 28139 (Jan. 31, 2008) (notice) and 28169 (Feb. 26, 2008) (order); Northern Institutional Funds, Northern Funds, Northern Trust Investments, N.A., File No. 812-13424, Investment Company Act Release Nos. 28119 (Jan. 16, 2008) (notice) and 28149 (Feb. 12, 2008) (order); Rafferty Asset Management, LLC, et al., File No. 812-13416, Investment Company Act Release Nos. 28039 (Oct. 30, 2007) (notice) and 28067 (Nov. 27, 2007) (order); John Hancock Trust, et al., File No. 812-13341, Investment Company Act Release Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order); and Van Eck Worldwide Insurance Trust, et al., File No. 812-13304, Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order); Federated Investors, Inc., et al., Investment Company Act Release Nos. 26600 (Sept. 17, 2004) (notice) and 26632 (Oct. 13, 2004) (order); Fixed Income Securities, L.P. and Advisor’s Disciplined Trust, Investment Company Act Release Nos. 26528 (Aug. 9, 2004) (notice) and 26592 (Sept. 3, 2004) (order); SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 26392 (Mar. 23, 2004) (notice) and 26419 (Apr. 19, 2004) (order); BLDRS Index Funds Trust, et al., Investment Company Act Release Nos. 26386 (Mar. 15, 2004) (notice) and 26415 (Apr. 9, 2004) (order); First Trust Portfolios, L.P., et al., Investment Company Act Release Nos. 26261 (Nov. 21, 2003) (notice) and 26297 (Dec. 17, 2003) (order); The Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); The Commerce Funds and Commerce Investment Advisors, Inc., Investment Company Act Release Nos. 26027 (Apr. 24, 2003) (notice) and 26051

Page 19 of 33 Pages

(May 20, 2003) (order); iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order); Nationwide Life Insurance Company, et al., Investment Company Act Release Nos. 25492 (Mar. 21, 2002) (notice) and 25528 (Apr. 16, 2002) (order); Seasons Series Trust, et al., Investment Company Act Release Nos. 24646 (Sept. 19, 2000) (notice) and 24693 (Oct. 17, 2000) (order); and Schwab Capital Trust, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order).

V. APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions:

     1. The members of a Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it (except for any member of the Fund of Funds Advisory Group or Subadviser Group that is a separate account) will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Subadviser Group with respect to a Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section

Page 20 of 33 Pages

2(a)(20)(A) of the Act (in the case of an Open-end Fund) or as the sponsor (in the case of a UIT Fund). A registered separate account will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An unregistered separate account will either (i) vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

     2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

     3. The board of directors or trustees of an Investing Management Company, including a majority of the directors or trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Act) (“Disinterested Trustees”), will adopt procedures reasonably designed to assure that the Fund of Funds Adviser and any Subadviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

Page 21 of 33 Pages

     4. Once an investment by a Fund of Funds in the securities of an Open-end Fund exceeds the limit in Section 12(d)(l)(A)(i) of the Act, the board of trustees of the Open-end Fund (“Board”), including a majority of the Disinterested Trustees, will determine that any consideration paid by the Open-end Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end Fund; (b) is within the range of consideration that the Open-end Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Open-end Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

     5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Open-end Fund or sponsor to a UIT Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

     6. The Board of an Open-end Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by an Open-end Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Open-end Fund exceeds the limit in Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Open-end Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Open-end Fund. The Board of the Open-end

Page 22 of 33 Pages

Fund will consider, among other things, (i) whether the purchases were consistent with the investment objectives and policies of the Open-end Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Open-end Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Open-end Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

     7. Each Open-end Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of an Open-end Fund exceeds the limit in Section 12(d)(l)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Open-end Fund were made.

Page 23 of 33 Pages

     8. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Fund of Funds and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers, or sponsors and trustees, as applicable, understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Open-end Fund in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Open-end Fund of the investment. At such time, the Fund of Funds will also transmit to the Open-end Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Open-end Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and, in the case of an Open-end Fund, the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

     9. Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the Disinterested Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Open-end Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

Page 24 of 33 Pages

     10. A Fund of Funds Adviser or trustee or Sponsor of a Fund of Funds, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, trustee, or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person, by an Open-end Fund, in connection with the investment by the Fund of Funds in the Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Subadviser, or an affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or its affiliated person by an Open-end Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

     11. With respect to registered separate accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD, if any, will only be charged at the Fund of Funds level or at the Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the NASD Conduct Rules.

Page 25 of 33 Pages

     12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that the Fund (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

VI. PROCEDURAL MATTERS

     Applicants file this Application in accordance with Rule 0-2 under the Act, and state that their address is printed on the Application’s facing page. Applicants request that all written communications concerning the Application be directed to the persons and addresses printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required authorizations and verifications.

     Pursuant to Rule 0-2(c) under the Act, the Advisor hereby states that the undersigned officer of the Advisor is fully authorized to execute and file this Application pursuant to authority set forth in the Advisor’s organizational documents, and that all requirements for the execution and filing of this Application in the name of the Advisor have been taken.

Page 26 of 33 Pages

     Pursuant to Rule 0-2(c) under the Act, the Trusts hereby state that the undersigned officer is fully authorized to execute and file this Application pursuant to authority set forth in each Trust’s charter or agreement and declaration of trust, as applicable, and that all requirements for the execution and filing of this Application in the name of the Trusts have been taken.

     In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Page 27 of 33 Pages

VII. CONCLUSION AND SIGNATURES

     Based on the facts, analysis, and conditions in the Application, Applicants respectfully request that the Commission issue an order under Sections 6(c), 12(d)(l)(J), and 17(b) of the Act granting the relief requested by the Application.

Date: March 9, 2009

DIMENSIONAL FUND ADVISORS LP by Dimensional Holdings Inc., General Partner

By: /s/Catherine L. Newell Catherine L. Newell Vice President and Secretary

DFA INVESTMENT DIMENSIONS GROUP INC. DIMENSIONAL EMERGING MARKETS VALUE FUND INC. DIMENSIONAL INVESTMENT GROUP INC. THE DFA INVESTMENT TRUST COMPANY

By: /s/Julie Henderson Julie Henderson Vice President and Controller

Page 28 of 33 Pages

EXHIBIT INDEX

Pages

Authorizations Required Pursuant to Rule 0-2(c)(1)	A-1 and A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)	B-1 and B-2

Page 29 of 33 Pages

EXHIBIT A

     DFA INVESTMENT DIMENSIONS GROUP INC.
DIMENSIONAL EMERGING MARKETS VALUE FUND INC.
DIMENSIONAL INVESTMENT GROUP INC.
and
THE DFA INVESTMENT TRUST COMPANY

CERTIFICATE

I hereby certify that:

     (1) I am the Vice President and Controller of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund Inc., Dimensional Investment Group Inc., and The DFA Investment Trust Company (together, the “Trusts”); (2) the following is a true and complete copy of resolutions duly adopted by the appropriate vote of the Boards of Directors/Trustees of the Trusts at a meeting held on March 20, 2008; and (3) said resolutions regarding an exemptive order application to be filed with the U.S. Securities and Exchange Commission (the “Commission”) remain in full force and effect as the date hereof:

     RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the Commission, in consultation with Trust counsel, an application, and any additional amendments to the application, for an exemptive order: (i) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Trusts and Dimensional Fund Advisors LP (the “Advisor”) from the provisions of Sections 12(d)(1)(A) and (B) of the Act; (ii) pursuant to Sections 6(c) and 17(b) of the Act, exempting the Advisor and the Trusts from the provisions of Section 17(a) of the Act; and (iii) pursuant to any other section of the Act (or rule thereunder) deemed necessary or appropriate by the officers of the Trusts, to permit investment companies not in the same “group of investment companies” (as that term is defined in Section 12(d)(1)(G)(ii) of the Act) as the Trusts to invest a portion of their assets in one or more series of the Trusts in excess of the limits of Sections 12(d)(1)(A) and (B) of the Act; and

     FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

     IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of March, 2009.

/s/Julie Henderson Julie Henderson Vice President and Controller

A-1

DIMENSIONAL FUND ADVISORS LP

CERTIFICATE

I hereby certify that:

     (1) I am the Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP (the “Advisor”); (2) the following is a true and complete copy of resolutions duly adopted by the written consent of the general partner of the Advisor; and (3) said resolutions regarding an exemptive order application to be filed with the U.S. Securities and Exchange Commission (the “Commission”) remain in full force and effect as the date hereof:

     RESOLVED, that the officers of the Advisor be, and each of them hereby is, authorized and instructed to prepare, or to cause to be prepared, and to execute and file with the Commission, in consultation with counsel, an application, and any additional amendments to the application, for an exemptive order: (i) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Advisor and DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund Inc., Dimensional Investment Group Inc., and The DFA Investment Trust Company (together, the “Trusts”) from the provisions of Sections 12(d)(1)(A) and (B) of the Act; (ii) pursuant to Sections 6(c) and 17(b) of the Act, exempting the Advisor and the Trusts from the provisions of Section 17(a) of the Act; and (iii) pursuant to any other section of the Act (or rule thereunder) deemed necessary or appropriate by the officers of the Trusts, to permit investment companies not in the same “group of investment companies” (as that term is defined in Section 12(d)(1)(G)(ii) of the Act) as the Trusts to invest a portion of their assets in one or more series of the Trusts in excess of the limits of Sections 12(d)(1)(A) and (B) of the Act; and

     FURTHER RESOLVED, that the appropriate officers of the Advisor be, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and accomplish the purposes of the foregoing resolution.

     IN WITNESS WHEREOF, I have hereunto set my hand this 9th day of March, 2009.

/s/Catherine L. Newell Catherine L. Newell Vice President and Secretary

A-2

EXHIBIT B

Verification

The undersigned states that (i) he/she has duly executed the attached Second Amended and Restated Application, dated March 9, 2009, for and on behalf of Dimensional Fund Advisors LP; (ii) he/she is Vice President and Secretary of Dimensional Holdings Inc., the general partner of Dimensional Fund Advisors LP; and (iii) all action by the general partner, limited partner, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information, and belief.

Dimensional Fund Advisors LP by Dimensional Holdings Inc., General Partner

By: /s/Catherine L. Newell Catherine L. Newell Vice President and Secretary

B-1

Verification

The undersigned states that (i) he/she has duly executed the attached Second Amended and Restated Application, dated March 9, 2009, for and on behalf of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund Inc., Dimensional Investment Group Inc., and The DFA Investment Trust Company; (ii) that he/she is Vice President and Controller of DFA Investment Dimensions Group Inc., Dimensional Emerging Markets Value Fund Inc., and Dimensional Investment Group Inc.; and (iii) all action by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information, and belief.

DFA Investment Dimensions Group Inc. Dimensional Emerging Markets Value Fund Inc. Dimensional Investment Group Inc. The DFA Investment Trust Company

By: /s/Julie Henderson Julie Henderson Vice President and Controller

B-2